Filed by Horizon PCS, Inc.
               pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
                           under the Securities Exchange Act of 1934, as amended

                                             Subject Company:  Horizon PCS, Inc.
                           Commission File Number of Subject Company:  333-37516



[HORIZON PCS COMPANY LOGO]

                     INVESTOR CONTACT: PETER M. HOLLAND, CHIEF FINANCIAL OFFICER
                                                                  (740) 772-8547
     MEDIA CONTACT: MARY ELSASS, SENIOR MANAGER, PUBLIC RELATIONS (740) 772-8364
                                       68 E. MAIN ST.    CHILLICOTHE, OH   45601

--------------------------------------------------------------------------------
NEWS                                                       FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------


        HORIZON PCS RECEIVES CONSENT FROM SPRINT FOR CHANGE OF CONTROL IN
          CONNECTION WITH PREVIOUSLY ANNOUNCED MERGER WITH IPCS, INC.

CHILLICOTHE,  OH (April 12, 2005) -- HORIZON PCS,  INC.  (the  "Company")  (Pink
Sheets: HZPS), a PCS affiliate of Sprint (NYSE:FON), today announced that the Company received Sprint's consent (under the Company's affiliation agreements with Sprint) to the change of control that will occur upon the expected consummation of the previously announced proposed merger of the Company with iPCS, Inc. The receipt of this consent is one of the conditions to the closing of the proposed merger.

ABOUT HORIZON PCS
-----------------
Horizon PCS is a PCS Affiliate of Sprint, with the exclusive right to market Sprint wireless mobility communications network products and services to a total population of approximately 7.4 million in portions of 11 contiguous states. Its markets are located between Sprint's Chicago, New York and Knoxville markets and connect or are adjacent to 12 major Sprint markets. As a PCS Affiliate of Sprint, Horizon markets wireless mobile communications network products and services under the Sprint and Sprint PCS brand names. For more information, visit www.horizonpcs.com.

ABOUT SPRINT
------------
Sprint offers an extensive range of innovative communication products and solutions, including global IP, wireless, local and multiproduct bundles. A Fortune 100 company with more than $27 billion in annual revenues in 2004, Sprint is widely recognized for developing, engineering and deploying state-of-the-art network technologies, including the United States' first nationwide all-digital, fiber-optic network; an award-winning Tier 1 Internet backbone; and one of the largest 100-percent digital, nationwide wireless networks in the United States. For more information, visit www.sprint.com/mr.

FORWARD LOOKING STATEMENTS
--------------------------
This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (1) statements about the benefits of the proposed merger between iPCS, Inc. ("iPCS") and Horizon PCS, Inc. ("Horizon PCS"), including future financial and operating results; (2) statements with respect to Horizon PCS' plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "projects" and similar expressions. Such statements are based upon the current beliefs and expectations of Horizon PCS' management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the businesses of iPCS and Horizon PCS may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the iPCS/Horizon PCS transaction may not be fully realized or realized within the expected time frame; (3) the failure of iPCS or Horizon PCS stockholders to approve the merger and/or the failure to obtain approvals from regulators or other groups; (4) disruption from the merger making it more

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difficult to maintain relationships with Sprint, subscribers, employees, dealers or suppliers; (5) iPCS' and Horizon PCS' dependence on their affiliation with Sprint; (6) shifts in populations or network focus; (7) changes or advances in technology or difficulties in implementing the iPCS and Horizon PCS Nortel equipment swaps; (8) changes in Sprint's national service plans or fee structure with iPCS or Horizon PCS; (9) change in population; (10) difficulties in network construction; (11) increased competition in iPCS' or Horizon PCS' markets; (12) adverse changes in financial position, condition or results of operations; (13) the inability to open the number of new stores and to expand the co-dealer network as planned; and (14) changes in Sprint's affiliation strategy as a result of the proposed Sprint/Nextel merger or any other merger involving Sprint. Additional factors that could cause iPCS' and Horizon PCS' results to differ materially from those described in the forward-looking statements can be found in the 2004 Annual Report on Form 10-K and in the Quarterly Report on Form 10-Q of iPCS and in the Form S-4 Registration Statement of Horizon PCS, in each case, as filed or to be filed with the Securities and Exchange Commission (the
"Commission")    and    available   at   the    Commission's    internet    site
(http://www.sec.gov). The forward-looking statements in this document speak only as of the date of the document, and iPCS and Horizon PCS assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

NOTE: STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

Stockholders will be able to obtain a free copy of the joint proxy statement-prospectus, as well as other filings containing information about iPCS and Horizon PCS, without charge, at the Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement-prospectus and the filings with the Commission of iPCS and Horizon PCS can also be obtained without charge, when they become available, by directing a request to iPCS, Inc., 1901
N. Roselle Road, Suite 500, Schaumburg, IL 60195, Attention: Ed Quatmann; or Horizon PCS, Inc., 68 E. Main Street, Chillicothe, OH 45601, Attention: Pete Holland.

The respective directors and executive officers of iPCS and Horizon PCS and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding iPCS directors and executive officers is available in the Annual Report on Form 10-K filed with the Commission by iPCS on December 29, 2004, and information regarding Horizon PCS directors and executive officers is available in the Form S-4 registration statement filed with the Commission by Horizon PCS on March 17, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement-prospectus and other relevant materials to be filed with the Commission when they become available.



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